EXHIBIT 23


                         CONSENT OF INDEPENDENT AUDITOR



We consent to the incorporation by reference in the Registration Statement (Form F-3 No. 333-99601), of our report dated March 25, 2004, with respect to the consolidated financial statements of Healthcare Technologies Ltd. included in this Annual Report on Form 20-F for the year ended December 31, 2003.






Tel Aviv Israel                                   KOST, FORER GABBAY & KASIERER
July 7, 2004                                     A Member of Ernst &Young Global